Exhibit 1

News Release
11 May 2006

RINKER NET PROFIT UP 50% IN US$

Final dividend up 71%, a special dividend of 40 A$ cents per ordinary share and a proposed capital return of 50 A$ cents a share

All figures are reported on an AIFRS basis(1)

Rinker Group Limited (“Rinker”) today announced a net profit after tax (PAT) for the year ended 31 March 2006 (YEM06) of US$740 million, up 50% on the previous year.

The result was driven by continuing strong growth in construction activity in Rinker’s major US markets – particularly Florida, Arizona and Nevada - together with higher prices and cost reduction initiatives.

Earnings per ordinary share (EPS) were 80 cents (US$), up 53% on the corresponding period. Earnings per ADR were US$4.01, also up 53%.  Rinker’s EPS has risen by an average of 34% per annum compound over the past six years.

Excluding one-off gains(2) totalling US$35 million, PAT was up 43% to US$705 million and EPS was 76 cents (US$), up 46%. Trading revenue was up 19% to US$5,108 million.

Return on equity(3) was 27.6% up from 19.4% the previous year. Return on funds employed (ROFE)(4) was 37.6%, up from 27.3%.  ROFE increased in every business segment.

Free cash flow(5) was US$679 million, up 63%.

Directors lifted the final dividend 71% to 24 A$ cents per ordinary share, 60% franked.  Total dividend for the year is 38 cents, up 81%. Final dividend per ADR is A$1.20; total dividends per ADR are A$1.90.

Rinker’s annual dividends have increased 43% a year compound over the past four years.

Capital return and special dividend

Directors also proposed a capital return of around A$455 million (US$341 million), or 50 A$ cents per ordinary share (A$2.50 per ADR). The Australian Tax Office (ATO) indicated in discussions that this was the maximum they would consider as a return of capital.

As a result, directors further proposed a special unfranked dividend of 40 A$ cents per ordinary share (A$2.00 per ADR), totalling A$364 million (US$273 million).

Chairman John Morschel said the two additional payments to shareholders were prompted by the strong growth in Rinker’s cash flows and low debt.

“Directors are pleased to announce a 71% increase in the final dividend, together with the return of capital and a special dividend.

“However, Rinker’s strategic focus remains value-adding growth - through acquisitions, greenfields investment and by improving the base business,” said Mr Morschel.

Rinker Group Limited     ABN 53 003 433 118

Corporate Affairs and Investor Relations

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067    PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au

“This focus has generated a compound annual increase of 34% in EPS and 16% in revenue over the past six years. Our intention is to maintain a solid rate of growth into the future.”

The balance sheet will remain strong after the proposed capital return, with gearing (net debt/net debt + equity)(7) estimated to be around 25% to 30% by mid-YEM07 - once the dividends have been paid and capital return completed - from 11.9% at end March.

Rinker Chief Executive Officer David Clarke said the proposed capital return and special dividend “will make our balance sheet more efficient, while still enabling us to fund growth opportunities”.

He added that Rinker was concentrating on finding new acquisitions and had increased resourcing in this area during the year.

“Our decisions will be based on what is best for our shareholders, but Rinker is a growth company and our preference is to utilise our capital to deliver value-adding growth.”

Both the final and special dividend are payable on 4 July, with a record date of 9 June. The unfranked portion of both dividends will be paid from Rinker’s conduit foreign income amount, thus eliminating Australian withholding tax for all overseas shareholders.

The capital return is subject to the Australian Tax Office confirming that it is a 100% capital return. The return also requires majority shareholder approval at the Annual General Meeting on 18 July. If approved, it is payable on 17 August, with a record date of 25 July.

Results commentary

Mr Clarke said the underlying results, excluding one-off gains, were very strong and laid a solid foundation for the current year.  ROFE increased in all segments across the US and in Readymix.

“The performance of our major states was very pleasing. Non-residential activity began to pick up, infrastructure activity continued to grow and residential remained at high levels.

“While costs increased, particularly fuel, power, raw materials and freight, the impact was outweighed by cost savings and productivity gains totalling US$52 million, together with higher prices across all products,” said Mr Clarke.

“We are pleased to add another year to Rinker’s track record of consistent growth and performance.”

Financial highlights and summary for the year ended March 2006

Measure	Result in US$			Change
Trading revenue	US$	5,108	m	19%
EBITDA (8)	US$	1,355	m	40%
EBIT(8)	US$	1,146	m	48%
PAT	US$	740	m	50%
Net operating cashflow	US$	942	m	39%
Free cash flow	US$	679	m	63%
ROFE		37.6%		10.3	pp
ROE		27.6%		8.2	pp

Business results

US - Rinker Materials

US put-in-place construction activity rose an estimated 3.0% in real terms during YEM06 relative to YEM05, with residential up 5.6%, commercial (non-residential) down 0.4% and non-building/infrastructure down 1.1% (Source Dodge).

Sales were US$4,029 million, up 21%.  EBITDA was up 45% to US$1,138 million.  EBIT rose 53% to US$979 million.  US$ return on funds employed (ROFE) was 40.5%, up from 30.1% in the prior year.  Profit margins increased in all segments except cement, where margins declined slightly due mainly to higher import costs.

•                  Aggregates EBITDA was up 31% to US$325 million.  Average prices were up strongly. Volumes were up about 4%. In Florida, new initiatives successfully lifted capacity - fully utilised by increasing demand.

•                 Cement EBITDA was US$156 million, up 19%.  Volumes were up almost 10%. Average prices rose 14% to offset cost increases - including ocean freight up over 50% and power up 28%.

•                 Concrete, block & asphalt EBITDA was US$427 million, up 66%.  Concrete and block recorded double digit price increases. Raw materials and fuel costs rose significantly. Volumes rose in both products.  Asphalt volumes were up 6% and prices were higher.

•                 Concrete pipe EBITDA was US$158 million, up 38%. Efficiency cost savings, higher volumes and higher prices offset cost increases including cement, up almost 20% year-on-year.

•                 Other businesses EBITDA was US$72 million, up 100% including a US$31 million gain from the April 2005 sale of a quarry in Las Vegas.

Australia - Readymix

Australian construction activity rose an estimated 4.1% during YEM06 relative to YEM05.  Housing was down 6.1%, commercial up 8.8%, and engineering up 11.8% (Source ABS actual, BIS forecast data).

The Australian subsidiary, Rinker Australia Pty Limited (Readymix), performed well during the year.  Construction activity remained at strong levels, as higher infrastructure and nonresidential/commercial activity compensated for the fall-off in housing.

Solid volumes, together with A$19 million in cost savings, and price increases, helped lift revenue 7% to A$1,441 million, and EBITDA 5% to A$277 million (up 15% to A$303 million including an A$26 million pre-tax gain from the sale of the Emoleum asphalt joint venture). Underlying EBIT was A$210 million, up 5% (A$237 million, up 19%, including the one-off gain).  Underlying ROFE (A$) was 23.7% (26.7%), from 21.8% in the prior year.

Concrete prices rose 4% and aggregate prices rose 6%, offsetting significant increases in fuel, energy and cement.

Fourth quarter results

Fourth quarter results were up strongly, reflecting:

•                  Continuing strong demand in Florida, Arizona and Nevada

•                  A major improvement in the concrete pipe business

•                  Profit on the sale of the Emoleum JV in February

•                  Higher prices across all products in Florida from January 1

•                  Added production from acquisitions and new plants

•                  Ongoing productivity gains, particularly in Readymix

Net profit after tax for the three months ended 31 March 2006 was US$214 million, up 49% on the previous corresponding quarter.  EPS rose 54% to 23.6 US cents. Earnings per ADR were US$1.18.  Sales rose 22% to US$1,316 million, while EBITDA(8) rose 47% to US$384 million.

Rinker Materials Fourth quarter US$ sales were up 29%, while EBITDA rose 47%. EBIT(8) was up 54%. Sales and profits improved in all segments except Other businesses, due to divestments.

All products showed price and volume increases compared to the fourth quarter YEM05. Florida block volumes were up 4% and aggregates were up slightly, while cement and concrete showed double digit growth. Concrete pipe volumes were up strongly, reflecting the general improvement in state fiscal conditions across the US.

Readymix A$ sales were up 4%, while EBITDA rose 46% and EBIT rose 61% on the previous corresponding quarter - including the Emoleum gain.  Underlying EBIT was up 3%. Australian concrete prices were up 6% and aggregates prices were higher. Volumes in both products fell slightly.

Overview and Strategy

Rinker’s number one market positions in Florida and Arizona, together with improvements across the board in all other markets, produced another year of strong growth, said Mr Clarke.

The investment in greenfields plants, together with bolt-on acquisitions, helped lift the base business performance even higher and was achieved at low cost, with low risk.

New plants and acquisitions – either commissioned or acquired during YEM05 or YEM06 - contributed an incremental US$33 million or 10% of the EBIT increase during the year.

New plants opened during YEM06 include six concrete plants in Florida, Arizona and Nevada, three block plants in Florida, one in Nevada and one new concrete plant in Australia. The Board also approved a 1.1 million ton (one million tonnes) cement plant in Brooksville, Florida, scheduled for completion in 2008 at a cost of around US$220 million.  In Australia, a major new aggregates quarry was permitted at Marulan, near Goulburn, to supply up to five million tonnes a year (5.5 million tons), mostly to the growing Sydney market, once the current Penrith Lake quarries are depleted.

Acquisitions included Keys Concrete in Florida, Carder Concrete Pipe in Colorado and Wyoming, Infiniton Sand in Nevada and small acquisitions in Arizona and Australia.

These growth initiatives will continue, along with a heightened focus on value-adding acquisitions.

“We have a solid track record of integrating acquisitions and our financial position is sound.  We are in a strong position to benefit from opportunities as they become available,” said Mr Clarke.

A particular focus across all group businesses was operational improvement, to reduce costs and improve productivity.

“Steep increases in raw materials, fuel, energy and transportation costs have been largely overcome during the year – either through operational improvement or higher prices. But further savings are needed to maintain margins where costs are not abating significantly.

“It is an important part of our strategy to be the low cost producer and we are working to offset rising costs with productivity gains and other savings.”

Mr Clarke said the US concrete pipe business had made significant improvements over the past two years, despite an almost 60% increase in the cost of steel and a 20% increase in cement – its two major cost inputs.  The program developed in the pipe business is being adopted by other group businesses.

Outlook

As indicated in last month’s profit update, construction activity remains at high levels in both the US and Australia and forecasts for the year ending 31 March 2007 (YEM07) are slightly ahead of last year.

The latest Portland Cement Association forecast for the US in calendar 2006 is for a total 2.2 % lift in construction activity - comprising a 4.8 % improvement in public/infrastructure construction, a 0.4 % decline in housing and a 6.4 % lift in non-residential construction.

“It is still very early in our current financial year, but in the US we continue to expect a slowdown in housing to be offset by improving activity in the non-residential sector – where we are seeing recovery in retail, tourism and education construction – and higher infrastructure lettings across the country,” said Mr Clarke.

In Australia, economic commentator BIS Shrapnel expects a 1.4% total lift in construction activity in YEM07, including engineering or infrastructure up 6.1%, non-residential up 3.0% and housing down 5.1%.

The Housing Industry Association forecasts a 1.1% rise in housing starts over the same 12-month period.

“Housing in Australia continues to weaken but there is increasing anecdotal evidence and other indications – such as more first home buyers - that it may be bottoming.  Meanwhile commercial and infrastructure activity continues at strong levels,” said Mr Clarke.

“We also expect cost pressures to continue in some areas, particularly fuel, energy and raw materials.  Other costs, like ocean freight, did begin to ease from their peaks last year but they are volatile. As at end March, rates were 24% higher than they were 12 months earlier.”

Rinker expects to deliver another year of strong growth in revenue and profit in YEM07.  As forecast last month, EPS is expected to range from 86 to 92 US cents, up 13% to 21% over Rinker’s EPS estimates for the fiscal year just ended, excluding one-off gains and the impact of the balance sheet restructure announced today.

These expectations assume the construction activity levels cited above and that quarrying activity in the Miami Lake Belt region is not significantly curtailed due to current legal proceedings.

The Miami Lake Belt region supplies around 40 per cent of peninsular Florida’s aggregate.  In a recent court decision, a single US District Court judge ruled that certain federal permits were issued without the required processes and analysis.  The permits in question include permits that cover around half of Rinker Materials’ Florida quarry production. We strongly oppose the conclusions in this ruling that has returned the permits to the US Army Corps of Engineers for further review which they have indicated is expected to take approximately 18 months.

Rinker Materials and the other major aggregate companies in the Lake Belt have intervened to support the defendants - the US Army Corps of Engineers and US Fish and Wildlife Service - and to seek to protect our position.  The Florida Department of Transportation, among others, has submitted filings in the proceedings highlighting the state’s dependence on the Lake Belt quarries and the enormous disruption and cost to the state and the industry - including Rinker Materials - if quarrying operations were suspended. It is not possible to determine the likely outcome of further proceedings, scheduled to commence on June 13, to determine the activities to be allowed during the period of review. We believe the permits were properly issued and all necessary appeal avenues will be pursued.

Rinker is one of the world’s top 10 heavy building materials groups, with operations in aggregates, cement, concrete, asphalt and concrete pipe and products.  Market capitalization is around US$14 billion. Rinker has over 14,000 employees in over 780 sites across the US, Australia and China.  Around 80% of group revenue comes from the US subsidiary, Rinker Materials Corporation.

This news release contains a number of forward-looking statements.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; outcomes of legal hearings such as the Lake Belt challenge and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the U.S. Securities and Exchange Commission. Rinker disclaims any intention or obligation to update or revise any forward-looking statements contained herein, whether as a result of new information, future events or otherwise.

For further information, please contact Debra Stirling on 61 2 9412 6680 or 0419 476 546  (international + 61 419 476 546)

11 May 2006	RIN 14-06

1                 All quarterly results are unaudited.

Rinker is required to adopt Australian Equivalents to International Financial Reporting Standards (A-IFRS) with effect from the current year, the year ending 31 March 2006 (YEM06).  Accordingly, Rinker’s accounting policies have now been amended to ensure consistency with A-IFRS and results shown for YEM06 have been prepared under those A-IFRS accounting policies.  Previous disclosures concerning the impact of A-IFRS included at Note 39 on page 39 of Rinker’s Full Financial Report for the year ended 31 March 2005 and disclosures included in the quarterly business update at 30 June 2005 presented Rinker’s best estimate of the impact of A-IFRS at those dates but were preliminary in nature.

In addition, results shown for the year ended 31 March 2005 have been restated to be comparable to current year.

The principal impact of A-IFRS on reported results is the reduction in goodwill amortisation expense to zero.  Prior to the adoption of A-IFRS Rinker’s goodwill amortisation expense during the year ended 31 March 2005 was US$56.3 million.

Results prior to April 1, 2004 have been adjusted on a pro forma basis to enhance comparability.  The A-IFRS pro forma adjustments are primarily related to the cessation of goodwill.  Additional pro forma adjustments relate to the demerger from CSR.

Rinker’s US and Australian subsidiaries each generate virtually all revenue and incur all costs in their local currency.  As a result, directors believe their performance is best measured in their local currency.  At the group level, Rinker Materials represents around 80% of earnings.  As a result, US$ performance represents the most appropriate measure of Rinker’s performance and value.  Under A-IFRS, Rinker’s selected reporting currency is US$, although Readymix results will continue to be disclosed in both US$ and A$.

Rinker’s first audited financial report prepared under A-IFRS will be the annual report for the year ended 31 March 2006.

2                 One-off gains were a pretax profit of US$31 million ($20 million after tax) in the US subsidiary Rinker Materials Corporation, following the April, 2005 sale of the Buffalo Road quarry in Las Vegas, and a A$26 million pretax profit (A$18 million after tax) in the Australian subsidiary, following the sale of its interest in the Emoleum joint venture in February 2006.

3                 Reconciliation of Return on Equity (ROE)

Return on Equity represents the previous 12 months’ Net profit attributable to members of Rinker Group Limited divided by Equity attributable to members of Rinker Group Limited.

	Information under A-IFRS
	US$ million
	31 March	31 March
As at and year ended	2006	2005
Net profit attributable to members of Rinker Group Limited	740.2	493.2
Equity attributable to members of Rinker Group Limited	2,678.2	2,543.8
ROE	27.6%	19.4%

4                 Reconciliation of Return on Funds Employed (ROFE)

Return on funds employed represents previous 12 months’ EBIT divided by end of period funds employed.

Information under A-IFRS		Funds			Funds
US$ million	EBIT	Employed	ROFE	EBIT	Employed	ROFE
Year ended 31 March	2006	2006	2006	2005	2005	2005
Aggregates	262.5	837.1	31.4%	195.4	779.7	25.1%
Cement	142.4	347.5	41.0%	117.7	327.8	35.9%
Concrete, block, asphalt	374.4	885.4	42.3%	212.4	676.0	31.4%
Concrete pipe and products	133.3	312.5	42.6%	89.5	339.2	26.4%
Other	66.4	35.6	n.a.	24.6	5.0	n.a.
Total Rinker Materials	979.0	2,418.1	40.5%	639.6	2,127.7	30.1%
Readymix (US$)	179.1	634.5	28.2%	146.9	705.6	20.8%
Readymix (A$)	236.7	886.8	26.7%	199.7	914.9	21.8%
Corporate	(12.5)	(4.1)	n.a.	(11.4)	4.9	n.a.
Consolidated Rinker group	1,145.6	3,048.5	37.6%	775.1	2,838.2	27.3%

5                 Reconciliation of Free Cash Flow

Free Cash Flow represents Net cash from operating activities less (1) operating capital expenditures included in cashflows from purchase of property, plant and equipment, (2) interest paid and (3) payments for shares held in trust under long-term incentive plans.

	Information under A-IFRS
	US$ million
	31 March	31 March
Twelve months ended	2006	2005
Profit before finance and income tax expense	1,145.6	775.1
Depreciation and amortisation	208.9	195.0
Net income tax (paid)	(360.8)	(231.1)
Change in working capital	(74.4)	(86.9)
(Profit)/loss on asset sales	(58.9)	3.2
Interest received	22.4	20.8
Other	59.6	2.7
Net Cash from operating activities	942.4	678.8
Operating capital expenditure	(197.9)	(193.3)
Interest paid	(43.2)	(49.2)
Payments for shares held in trust	(22.7)	(19.4)
Free Cash Flow	678.6	416.9

Capital expenditure summary:
Operating capital expenditure	(197.9)	(193.3)
Development capital expenditure	(185.8)	(87.8)
Total purchase of property plant and equipment	(383.7)	(281.1)
Purchase of businesses	(160.8)	(33.2)
Total capital expenditure	(544.5)	(314.3)

6                 Reconciliation of Net Debt

Net Debt represents current and non-current borrowings less cash and cash equivalents.

	Information under A-IFRS
	US$ million
	31 March	31 March
As at	2006	2005
Current borrowings	5.4	257.1
Non-current borrowings	645.2	610.9
Less: cash and cash equivalents	(289.1)	(588.2)
Net Debt	361.5	279.8

7                 Reconciliation of Gearing/leverage

Gearing/leverage represents (a) Net Debt divided by Equity and (b) Net Debt divided by Net Debt plus Equity.

	Information under A-IFRS
	US$ million
	31 March	31 March
As at	2006	2005
Net Debt	361.5	279.8
Equity	2,687.3	2,551.1
Gearing/leverage (Net Debt/Equity)	13.5%	11.0%
Gearing/leverage (Net Debt/Net Debt plus Equity)	11.9%	9.9%

8                 Reconciliation of EBIT and EBITDA for the twelve months ended 31 March 2006

EBIT represents profit before finance and income tax expense.

EBITDA represents EBIT before Depreciation and Amortisation (DA).

	Information under A-IFRS
	12 months YTD
	US$ million
	Mar ‘06	Mar ‘05	Variance
	12 months	12 months	%
Segment Revenue
Aggregate	1,074	862	25%
Cement	487	389	25%
Concrete, block, asphalt	2,180	1,635	33%
Concrete pipe and products	576	472	22%
Other	371	462	(20)%
Eliminations	(659)	(501)	n.a.
Rinker Materials	4,029	3,319	21%
Readymix (US$)	1,079	991	9%
Readymix (A$)	1,441	1,341	7%
Consolidated Rinker group	5,108	4,310	19%

Segment EBIT
Aggregate	262.5	195.4	34%
Cement	142.4	117.7	21%
Concrete, block, asphalt	374.4	212.4	76%
Concrete pipe and products	133.3	89.5	49%
Other	66.4	24.6	n.a.
Rinker Materials	979.0	639.6	53%
Readymix (US$)	179.1	146.9	22%
Readymix (A$)	236.7	199.7	19%
Corporate	(12.5)	(11.4)	(9)%
Consolidated Rinker group	1,145.6	775.1	48%

Segment DA
Aggregate	62.2	52.8	18%
Cement	14.0	13.4	5%
Concrete, block, asphalt	52.5	45.4	15%
Concrete pipe and products	24.8	24.8	—
Other	5.7	11.5	(51)%
Rinker Materials	159.2	147.9	8%
Readymix (US$)	49.7	47.1	5%
Readymix (A$)	66.3	63.7	4%
Consolidated Rinker group	208.9	195.0	7%

Segment EBITDA
Aggregate	324.7	248.2	31%
Cement	156.4	131.1	19%
Concrete, block, asphalt	426.9	257.8	66%
Concrete pipe and products	158.1	114.3	38%
Other	72.1	36.1	100%
Rinker Materials	1,138.2	787.5	45%
Readymix (US$)	228.8	194.0	18%
Readymix (A$)	303.0	263.4	15%
Corporate	(12.5)	(11.4)	(9)%
Consolidated Rinker group	1,354.5	970.1	40%

Reconciliation of EBIT and EBITDA for the quarter ended 31 March 2006

EBIT represents profit before finance and income tax expense.

EBITDA represents EBIT before Depreciation and Amortisation (DA).

	Information under A-IFRS
	March Quarter
	US$ million
	Mar ‘06	Mar ‘05	Variance
	Qtr	Qtr	%
Segment Revenue
Aggregate	279	213	31%
Cement	140	108	29%
Concrete, block, asphalt	590	430	37%
Concrete pipe and products	142	106	34%
Other	101	110	(8)%
Eliminations	(179)	(133)	n.a.
Rinker Materials	1,073	833	29%
Readymix (US$)	243	249	(2)%
Readymix (A$)	332	320	4%
Consolidated Rinker group	1,316	1,082	22%

Segment EBIT
Aggregate	71.3	45.6	56%
Cement	46.2	30.4	52%
Concrete, block, asphalt	110.6	69.1	60%
Concrete pipe and products	35.5	17.7	101%
Other	15.2	18.7	(18)%
Rinker Materials	278.9	181.5	54%
Readymix (US$)	55.1	34.8	58%
Readymix (A$)	72.3	44.8	61%
Corporate	(3.9)	(3.9)	—
Consolidated Rinker group	330.1	212.5	55%

Segment DA
Aggregate	16.3	13.5	21%
Cement	3.5	3.4	3%
Concrete, block, asphalt	14.3	12.3	16%
Concrete pipe and products	6.2	6.2	0%
Other	1.6	1.7	(6)%
Rinker Materials	41.9	37.1	13%
Readymix (US$)	11.9	12.3	(4)%
Readymix (A$)	16.2	15.9	2%
Consolidated Rinker group	53.8	49.5	9%

Segment EBITDA
Aggregate	87.6	59.2	48%
Cement	49.6	33.7	47%
Concrete, block, asphalt	124.9	81.5	53%
Concrete pipe and products	41.8	23.8	76%
Other	16.8	20.4	(18)%
Rinker Materials	320.7	218.6	47%
Readymix (US$)	67.0	47.1	42%
Readymix (A$)	88.5	60.7	46%
Corporate	(3.9)	(3.9)	—
Consolidated Rinker group	383.8	261.9	47%